UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

MERCER INTERNATIONAL INC.
(Name of Issuer)

Common stock, $1.00 par value per share
(Title of Class of Securities)

588056101
(CUSIP Number)

February 4, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ]           Rule 13d-1(b)

[ X ]           Rule 13d-1(c)

[    ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 16 Pages
Exhibit Index: Page 15

SCHEDULE 13G

CUSIP No.: 588056101	Page 2 of 16 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None
	6.	Shared Voting Power 2,228,194
	7.	Sole Dispositive Power None
	8.	Shared Dispositive Power 2,228,194
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,228,194
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 6.11% based on 36,443,487 shares outstanding as of November 5, 2009.
12.	Type of Reporting Person: CO

CUSIP No.: 588056101	Page 3 of 16 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HARBINGER CAPITAL PARTNERS LLC
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None
	6.	Shared Voting Power 2,228,194
	7.	Sole Dispositive Power None
	8.	Shared Dispositive Power 2,228,194
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,228,194
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 6.11% based on 36,443,487 shares outstanding as of November 5, 2009.
12.	Type of Reporting Person: OO

CUSIP No.: 588056101	Page 4 of 16 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). CREDIT DISTRESSED BLUE LINE MASTER FUND, LTD.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None
	6.	Shared Voting Power 1,973,333 (1)
	7.	Sole Dispositive Power None
	8.	Shared Dispositive Power 1,973,333 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,973,333 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 5.14% based on 38,416,820 shares outstanding as of November 5, 2009. (1)
12.	Type of Reporting Person: CO

(1) This amount consists of Shares that the Reporting Person may be entitled to obtain upon the conversion of convertible bonds.  Reporting Persons have added 1,973,333 Shares (as defined herein) to the number of Shares outstanding based upon an amount of Shares that the Reporting Persons are entitled to obtain upon the conversion of convertible bonds as per Rule 13d-3(d)(1)(i).

CUSIP No.: 588056101	Page 5 of 16 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HARBINGER CAPITAL PARTNERS II LP
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None
	6.	Shared Voting Power 1,973,333 (1)
	7.	Sole Dispositive Power None
	8.	Shared Dispositive Power 1,973,333 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,973,333 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 5.14% based on 38,416,820 shares outstanding as of November 5, 2009. (1)
12.	Type of Reporting Person: PN

(1) This amount consists of Shares that the Reporting Person may be entitled to obtain upon the conversion of convertible bonds.  Reporting Persons have added 1,973,333 Shares (as defined herein) to the number of Shares outstanding based upon an amount of Shares that the Reporting Persons are entitled to obtain upon the conversion of convertible bonds as per Rule 13d-3(d)(1)(i).

CUSIP No.: 588056101	Page 6 of 16 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HARBINGER CAPITAL PARTNERS II GP LLC
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None
	6.	Shared Voting Power 1,973,333 (1)
	7.	Sole Dispositive Power None
	8.	Shared Dispositive Power 1,973,333 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,973,333 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 5.14% based on 38,416,820 shares outstanding as of November 5, 2009. (1)
12.	Type of Reporting Person: OO

(1) This amount consists of Shares that the Reporting Person may be entitled to obtain upon the conversion of convertible bonds.  Reporting Persons have added 1,973,333 Shares (as defined herein) to the number of Shares outstanding based upon an amount of Shares that the Reporting Persons are entitled to obtain upon the conversion of convertible bonds as per Rule 13d-3(d)(1)(i).

CUSIP No.: 588056101	Page 7 of 16 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HARBINGER HOLDINGS, LLC
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None
	6.	Shared Voting Power 2,228,194
	7.	Sole Dispositive Power None
	8.	Shared Dispositive Power 2,228,194
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,228,194
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 6.11% based on 36,443,487 shares outstanding as of November 5, 2009.
12.	Type of Reporting Person: OO

CUSIP No.: 588056101	Page 8 of 16 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). PHILIP FALCONE
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None
	6.	Shared Voting Power 4,201,527 (1)
	7.	Sole Dispositive Power None
	8.	Shared Dispositive Power 4,201,527 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,201,527 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 10.94% based on 38,416,820 shares outstanding as of November 5, 2009. (1)
12.	Type of Reporting Person: IN

(1) This amount consists of Shares that the Reporting Person may be entitled to obtain upon the conversion of convertible bonds.  Reporting Persons have added 1,973,333 Shares (as defined herein) to the number of Shares outstanding based upon an amount of Shares that the Reporting Persons are entitled to obtain upon the conversion of convertible bonds as per Rule 13d-3(d)(1)(i).

Page 9 of 16 Pages

Item 1(a).	Name of Issuer:
Mercer International Inc. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices:
650 West Georgia Street, Suite 2840, Vancouver, British Columbia, Canada V6B 4N8
Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)  Harbinger Capital Partners Master Fund I, Ltd. (the “Master Fund”);

ii) Harbinger Capital Partners LLC (“Harbinger LLC”);

iii) Credit Distressed Blue Line Master Fund, Ltd. (the “Blue Line Fund”);

iv) Harbinger Capital Partners II LP (“HCP II”);

v) Harbinger Capital Partners II GP LLC (“HCP II GP”);

vi) Harbinger Holdings, LLC (“Harbinger Holdings”); and

vii) Philip Falcone (“Mr. Falcone”).

This Statement relates to Shares (as defined herein) held for the accounts of the Master Fund and the Blue Line Fund.

Harbinger LLC serves as the investment manager and investment advisor to the Master Fund.  HCP II serves as the investment manager to the Blue Line Fund.  HCP II GP serves as the general partner of HCP II. Harbinger Holdings serves as the manager of Harbinger LLC. Mr. Falcone serves as the managing member of HCP II GP and Harbinger Holdings and the portfolio manager of the Master Fund and the Blue Line Fund. In such capacity, Harbinger Holdings and Mr. Falcone may be deemed to have voting and dispositive power over the Shares held for the Master Fund.  Mr. Falcone may also be deemed to have voting and dispositive power over the Shares held for the Blue Line Fund.
Item 2(b).	Address of Principal Business Office or, if None, Residence:
The address of the principal business office of each of Harbinger LLC, HCP II, HCP II GP, Harbinger Holdings and Mr. Falcone is 450 Park Avenue, 30th Floor, New York, NY 10022.

Page 10 of 16 Pages

The address of the principal business office of the Master Fund and the Blue Line Fund is c/o International Fund Services (Ireland) Limited, Third Floor, Bishop’s Square, Redmond’s Hill, Dublin 2, Ireland.

Item 2(c).               Citizenship:

i)  The Master Fund is a Cayman Islands exempted company;

ii)  Harbinger LLC is a Delaware limited liability company;

iii) The Blue Line Fund is a Cayman Islands exempted company;

iv)  HCP II is a Delaware limited partnership;

v)  HCP II GP is a Delaware limited liability company;

vi)  Harbinger Holdings is a Delaware limited liability company; and

vii)  Mr. Falcone is a citizen of the United States of America.

Item 2(d).               Title of Class of Securities:

Common Stock, $1.00 par value per share.

Item 2(e).               CUSIP Number:

588056101

Item 3.                    If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c),
                          Check Whether the Person Filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.
(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

Page 11 of 16 Pages

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	[ ]	Group in accordance with Rule 13d-1(b)(l)(ii)(K).

Item 4.                     Ownership:

Item 4(a)                 Amount Beneficially Owned:

As of February 4, 2010, Harbinger LLC and Harbinger Holdings may be deemed to be the beneficial owners of 2,228,194 Shares held for the account of the Master Fund;

As of February 4, 2010, HCP II and HCP II GP may be deemed to be the beneficial owners of 1,973,333 Shares held for the account of the Blue Line Fund.  This amount consists of Shares that the Reporting Persons may be deemed to own upon the conversion of convertible bonds as per Rule 13d-3(d)(1)(i).

As of February 4, 2010, Mr. Falcone may be deemed to be the beneficial owner of 4,201,527 Shares. This amount consists of: (A) 2,228,194 Shares held for the account of the Master Fund; and (B) 1,973,333 Shares held for the account of the Blue Line Fund which consists of Shares that the Reporting Persons may be deemed to own upon the conversion of convertible bonds as per Rule 13d-3(d)(1)(i).

Item 4(b)                 Percent of Class:

The number of Shares of which each of Harbinger LLC and Harbinger Holdings may be deemed to be the beneficial owner constitutes approximately 6.11% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently-filed report on Form 10-Q, there were 36,443,487 shares outstanding as of November 5, 2009).

The number of Shares of which each of HCP II and HCP II GP may be deemed to be the beneficial owner constitutes approximately 5.14% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently-filed report on Form 10-Q, there were 36,443,487 shares outstanding as of November 5, 2009.  Pursuant to Rule 13d- 3(d)(1)(i), 1,973,333 Shares which are entitled to be obtained upon the conversion of convertible bonds have been added to the Issuer’s number of Shares outstanding, therefore totaling 38,416,820, as the number of Shares outstanding).

The number of Shares of which Mr. Falcone may be deemed to be the beneficial owner constitutes approximately 10.94% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently-filed report on Form 10-Q, there were 36,443,487 shares outstanding as of November 5, 2009.  Pursuant to Rule 13d- 3(d)(1)(i), 1,973,333 Shares which are entitled to be obtained upon the conversion of convertible bonds have been added to the Issuer’s number of Shares outstanding, therefore totaling 38,416,820, as the number of Shares outstanding).

Item 4(c)                 Number of Shares of which such person has:

The Master Fund and Harbinger LLC:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	2,228,194
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	2,228,194

Page 12 of 16 Pages

The Blue Line Fund, HCP II and HCP II GP:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	1,973,333
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	1,973,333

Harbinger Holdings:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	2,228,194
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	2,228,194

Mr. Falcone:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	4,201,527
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	4,201,527

Item 5.                     Ownership of Five Percent or Less of a Class:

 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.                     Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

This Item 7 is not applicable.

Item 8.                     Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.                    Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.                  Certification:

By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect

Page 13 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2010	HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

	By:	HARBINGER CAPITAL PARTNERS LLC

	By:	HARBINGER HOLDINGS, LLC

	By:	/s/ Philip Falcone
Name : Philip Falcone
Title: Managing Member

Date: February 8, 2010	HARBINGER CAPITAL PARTNERS LLC

	By:	HARBINGER HOLDINGS, LLC

	By:	/s/ Philip Falcone
Name : Philip Falcone
Title: Managing Member

Date: February 8, 2010	CREDIT DISTRESSED BLUE LINE MASTER FUND, LTD.

	By:	HARBINGER CAPITAL PARTNERS II LP

	By:	HARBINGER CAPITAL PARTNERS II GP LLC

	By:	/s/ Philip Falcone
Name : Philip Falcone
Title: Managing Member

Date: February 8, 2010	HARBINGER CAPITAL PARTNERS II LP

	By:	HARBINGER CAPITAL PARTNERS II GP LLC

	By:	/s/ Philip Falcone
Name : Philip Falcone
Title: Managing Member

Page 14 of 16 Pages

Date: February 8, 2010	HARBINGER CAPITAL PARTNERS II GP LLC

	By:	/s/ Philip Falcone
Name : Philip Falcone
Title: Managing Member

Date: February 8, 2010	HARBINGER HOLDINGS, LLC

	By:	/s/ Philip Falcone
Name : Philip Falcone
Title: Managing Member

Date: February 8, 2010	PHILIP FALCONE

	By:	/s/ Philip Falcone

Page 15 of 16 Pages

EXHIBIT INDEX

Ex.		Page No.
A	Joint Filing Agreement, dated February 8, 2010 by and among the Reporting Persons…………………………………..	16

Page 15 of 16 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned agree that the statement on Schedule 13G with respect to the Common Stock of Mercer  International Inc. dated as of February 8, 2010 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: February 8, 2010	HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

	By:	HARBINGER CAPITAL PARTNERS LLC

	By:	HARBINGER HOLDINGS, LLC

	By:	/s/ Philip Falcone
Name : Philip Falcone
Title: Managing Member

Date: February 8, 2010	HARBINGER CAPITAL PARTNERS LLC

	By:	HARBINGER HOLDINGS, LLC

	By:	/s/ Philip Falcone
Name : Philip Falcone
Title: Managing Member

Date: February 8, 2010	CREDIT DISTRESSED BLUE LINE MASTER FUND, LTD.

	By:	HARBINGER CAPITAL PARTNERS II LP

	By:	HARBINGER CAPITAL PARTNERS II GP LLC

	By:	/s/ Philip Falcone
Name : Philip Falcone
Title: Managing Member

Page 16 of 16 Pages

Date: February 8, 2010	HARBINGER CAPITAL PARTNERS II LP

	By:	HARBINGER CAPITAL PARTNERS II GP LLC

	By:	/s/ Philip Falcone
Name : Philip Falcone
Title: Managing Member

Date: February 8, 2010	HARBINGER CAPITAL PARTNERS II GP LLC

	By:	/s/ Philip Falcone
Name : Philip Falcone
Title: Managing Member

Date: February 8, 2010	HARBINGER HOLDINGS, LLC

	By:	/s/ Philip Falcone
Name : Philip Falcone
Title: Managing Member

Date: February 8, 2010	PHILIP FALCONE

	By:	/s/ Philip Falcone